Exhibit (a)(1)(J)

FORM OF PAPER NOTICE OF WITHDRAWAL

If you previously elected to participate in the Offer to Exchange dated July 26, 2016 (the “Offer”) from MoSys, Inc. (the “Company”) to exchange certain outstanding stock options for replacement options and you would like to withdraw your election to exchange some or all of your eligible stock options, then the Company must receive your properly completed and signed Notice of Withdrawal before 5:00 p.m. U.S. Pacific Time on July 26, 2016, unless the Offer is extended, in which case the Notice of Withdrawal can be submitted until the extended expiration of the Offer.

If you wish to notify us of your withdrawal, you must complete, sign, date and return the enclosed paper Notice of Withdrawal so that the Company receives it before the expiration date deadline. To properly submit this Notice of Withdrawal, you must submit the completed and signed Notice of Withdrawal to Human Resources.

Your withdrawal will be effective as of the date and time that the Company receives this paper Notice of Withdrawal. It is your responsibility to ensure that your withdrawal is received by the Company by the deadline. The Company intends to confirm receipt of your paper Notice of Withdrawal within three business days of its arrival.

While not a condition to your withdrawal, prior to submitting your paper Notice of Withdrawal, the Company also asks that you make a copy for your own files.

If you have any questions about the Offer please contact Human Resources.

To later elect acceptance of the Offer, you can request and timely submit a new paper Election Form.

If you would like additional copies of the Notice of Withdrawal or any other documents related to the Offer, please access the stock option exchange website.

To: MoSys, Inc.

I previously received the Offer to Exchange from MoSys, Inc. (the “Company”) dated July 26, 2016 (the “Offer”), Terms of Election and related documents.

I previously submitted an election to exchange certain of my outstanding eligible stock options for replacement options. I now wish to withdraw some or all of my tendered options from the Offer. I understand that by signing this paper Notice of Withdrawal and delivering it pursuant to the procedure described in Part III, Section 5 of the Offer to Exchange and the instructions above, I will be withdrawing my election with respect to my outstanding eligible options identified on this form.

By withdrawing my election, I understand that I will not receive any replacement options for, and will continue to hold, my outstanding eligible options which I withdraw from the Offer, which will continue to be governed by the terms and conditions of the applicable existing stock option agreement(s), between the Company and me.

Please check the appropriate box:

☐                 I wish to withdraw my previous election to accept the Offer with respect to all of my eligible options and instead REJECT the Offer with respect to all of my eligible options. I do not wish to accept the Offer with respect to any of my eligible options.

OR

☐                 I wish to withdraw my previous election to accept the Offer with respect to each of the eligible options listed below (and on any additional sheets which I have attached to this paper Notice of Withdrawal). I still wish to accept the Offer with respect to the rest of the eligible options indicated in the election that I previously submitted.

Original Date of Grant	Exercise Price

I understand that if I wish to change this withdrawal of my tendered options and once again accept the Offer for any options that I have withdrawn, I must submit a new election form prior to the expiration of the Offer.

Participant Signature	Date and Time

Participant Name Printed	Email Address